SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	1-15517
CUSIP NUMBER	64126Q206

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR

For the period ended: December 31, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Nevada Gold and Casinos, Inc. 3040 Post Oak Blvd., Suite 675 Houston, Texas 77067

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Nevada Gold & Casinos, Inc. (the "Company") requires a brief delay to complete the filing of its quarterly report on Form 10-Q for the three months ended December 31, 2004. That delay is necessary to assure that all financial statements for all periods presented in such Form 10-Q are adjusted correctly and appropriately and that all financial data presented or discussed in such Form 10-Q, as well as related disclosures, reflect all appropriate adjustments to such financial data.

       The Company holds equity investments in other companies, and the results of the performance of such investments are reported through the Company's financial statements. Occasionally, the Company receives delayed numerical data from the equity investees, which requires us to make last-minute revisions to our financial statements to ensure that such statements are accurate. The Company is working diligently to include the additional numerical data the Company recently received, and expects to file its Form 10-Q for the three months ended December 31, 2004 as soon as practicable and within the time permitted by this extension.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Christopher C. Domijan	713	621-2245

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|  |   Yes   |X|   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nevada Gold and Casinos, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 09, 2005	By:	/s/ Christopher C. Domijan Christopher C. Domijan Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).